[redacted]

04016459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
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SEC FILE NUMBER
8-65953

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 26, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

~~NAME OF BROKER-DEALER: brokersXpress LLC~~ brokersXpress LLC

[redacted]

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street Suite 220
(No. and Street)

Chicago,	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Stern (312)630-3300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Stern affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of brokersXpress, LLC, as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas E. Stern

Signature

Chief Financial Officer

Title

Notary Public

Official Seal
LINDA M. DARLING
Notary Public - State of Illinois
My Commission Expires Apr. 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

brokersXpress LLC

December 31, 2003
with Report of Independent Auditors

brokersXpress LLC

Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors

The Board of Directors and Member of
brokersXpress LLC

We have audited the accompanying statement of financial condition of brokersXpress LLC (a wholly owned subsidiary of optionsXpress, Inc.) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of brokersXpress LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 13, 2004

brokersXpress LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$257,297
Other assets	38,231
Total assets	$295,528
Liabilities and members' equity	
Accounts payable	$ 6,679
Total liabilities	6,679
Member's equity	288,849
Total liabilities and member's equity	$295,528

See accompanying notes.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

brokersXpress LLC (the Company) was formed on March 26, 2003, and is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company is wholly owned by bX Holdings LLC, and bX Holdings LLC is wholly owned by optionsXpress, Inc. The Company is in the development stage and generated no revenue in 2003. The Company intends to be fully operational in 2004 and will provide internet-based stock and option brokerage services to retail customers located throughout the Unites States and the world. The Company will clear all customer transactions through a clearing broker on a fully disclosed basis. Capital necessary to support the Company during the development phase is being provided by optionsXpress, Inc.

Cash Equivalents

Cash equivalents consist of all highly liquid investments with a maturity of three months or less at date of acquisition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2. Lease Commitments

The Company currently leases office space that expires on November 30, 2005. At December 31, 2003, the minimum annual lease commitments, exclusive of additional payments, are $18,810 for 2004 and $17,243 for 2005.

brokersXpress LLC

Notes to Statement of Financial Condition (continued)

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined. At December 31, 2003, the Company had net capital of approximately $250,000 and a net capital requirement of $50,000. The net capital rule may effectively restrict the payment of cash distributions. The ratio of aggregate indebtedness to net capital at December 31, 2003, was .02 to 1.